
03023513

NO ACT
P.E 6.5.03
1-10813

June 9, 2003

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act 1934
Section 13(A)
Rule
Public Availability 6/9/2003

Re: PLM Equipment Growth Fund III, Liquidating Trust (the "Liquidating Trust")
Incoming letter dated June 5, 2003

On the basis of the facts presented, this Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not the issuer of "equity securities" within the meaning of Section 12(g) of the Act, operates as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934.

In arriving at this position, we note that:

- the Beneficial Interests in the Liquidating Trust are not transferable or assignable, except by operation of law;
- the Beneficial Interests in the Liquidating Trust will not be represented by certificates;
- the purpose of the Liquidating Trust is specifically limited to holding, protecting, and selling the assets transferred to it and distributing the proceeds;
- the Liquidating Trust will terminate upon payment to the holders of Beneficial Interests of all of the assets in such Liquidating Trust and in no event later than December 31, 2003 (provided that if the Liquidating Trust's existence is extended beyond December 31, 2003, the Liquidating Trust will request and receive additional assurance from the Division before any such extension); and
- the Trustee will provide each holder of Beneficial Interests with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,

Mark Austin
Attorney-Adviser



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2003

Mail Stop 4-2

Alexander J. Jordan, Jr.
Nixon Peabody LLP
Attorneys At Law
101 Federal Street
Boston, Massachusetts 02110-1832

Re: PLM Equipment Growth Fund III, Liquidating Trust

Dear Mr. Jordan:

In regard to your letter of June 5, 2003 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel



NIXON PEABODY LLP
ATTORNEYS AT LAW

101 Federal Street
Boston, Massachusetts 02110-1832
(617) 345-1000
FAX: (617) 345-1300

Alexander J. Jordan, Jr.
Direct Dial: (617) 345-1103
e-mail: ajordan@nixonpeabody.com
e-fax: 866-947-0694

RECEIVED
2003 JAN 22 AM 10:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 17, 2003

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0402
Washington, DC 20549

Re: PLM Equipment Growth Fund III, Liquidating Trust (the "Liquidating Trust")
SEC File No. 1-10813

Ladies and Gentlemen:

On behalf of and as counsel to (i) PLM Financial Services, Inc., a Delaware corporation, the trustee of the Liquidating Trust (the "Trustee"), and (ii) the Liquidating Trust, a liquidating trust established to complete the liquidation of the remaining assets of PLM Equipment Growth Fund III, a California limited partnership (the "Partnership"), we hereby request that the Division of Corporation Finance confirm that, in the circumstances described herein, it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust does not register and report with respect to the beneficial interests in the Liquidating Trust (the "Beneficial Interests") under Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event the Division of Corporation Finance concludes that it is inappropriate to handle the above request through the no-action letter process, please consider this request as an application for an exemptive order pursuant to Section 12(h) of the Exchange Act.

I. Background

A. History of the Partnership

The Partnership operated pursuant to its Second Amended and Restated Agreement of Limited Partnership dated March 10, 1988 by and among the Trustee, in its capacity as the General Partner of the Partnership (the "General Partner") and the limited partnership interest holders (referred to therein and herein as the "Limited Partners"). The Partnership was organized for the objectives and purposes of engaging in the business of owning and leasing a diversified equipment portfolio consisting primarily of used transportation and transportation-related equipment.

On December 31, 2000 the Partnership reached the end of the term of its existence as set forth in the Partnership Agreement. At that time, a Certificate of Dissolution was filed with the Secretary of State of the State of California, and the Partnership began the orderly liquidation of its remaining assets in accordance with the terms of the Partnership Agreement.

As of December 31, 2002, approximately 5% of the original total assets of the Partnership remained in the Partnership, and the General Partner determined that it was in the best interests of both the Partnership and the Limited Partners to complete the dissolution and liquidation of the Partnership by assigning and transferring to the Liquidating Trust all of the Partnership's assets, including certain cash and other reserves set aside for the costs and expenses of the Partnership in liquidation as well as any other existing or contingent liabilities of the Partnership (the "Cash Reserves") and all liabilities and other obligations of the Partnership. In furtherance thereof, the General Partners adopted a Plan of Dissolution and Liquidation on that date (the "Plan"), a copy of which was filed as an exhibit to the Partnership's current report on Form 8-K, which was filed on December 31, 2002.

B. Completion of Dissolution and Liquidation

As of December 31, 2002 (the "Effective Date"), the Cash Reserves and all assets of the Partnership that could not be sold prior to the Effective Date were placed, in accordance with the Plan, in the Liquidating Trust pursuant to the terms of a liquidating trust agreement (the "Liquidating Trust Agreement"). Effective upon such transfer, the Limited Partners and the General Partner were deemed to be *pro rata* holders of Beneficial Interests in the Liquidating Trust and all interests in the Partnership have been deemed cancelled. The Partnership filed a Certificate of Cancellation with the California Secretary of State on December 31, 2002. Subject to the extension discussed in C. below, all of the net cash proceeds from the sale of assets of the

Liquidating Trust and cash, less reserves for contingent liabilities, shall be distributed to the beneficiaries of the Liquidating Trust no later than December 31, 2003. The Trustee acknowledges that if, for any reason, the term of the Liquidating Trust extends beyond such date, the Liquidating Trust shall request additional no-action assurances from the Commission prior to any such extension.

C. Terms of the Liquidating Trust

Beneficial Interests will not be transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Beneficial Interests may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Beneficial Interests held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the trustees of the Liquidating Trust. The Beneficial Interests will not be certificated.

The Liquidating Trust's activities will be specifically limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Beneficial Interests, enforcing the rights of the holders of Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Partnership and the Liquidating Trust, making liquidating distributions to the holders of Beneficial Interests and taking other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof. To the extent the trustee of the Liquidating Trust invests income and proceeds prior to distribution or invests cash retained to meet the Liquidating Trust's expenses and liabilities, such investments will be made in only demand and time deposits at commercial banks, short-term certificates of deposit, treasury bills, securities issued by state or local governments (or agencies or instrumentalities thereof) or commercial paper rated A1P1 or higher.

The Liquidating Trust will terminate upon payment to the holders of Beneficial Interests of all of the assets in the Liquidating Trust and in any event no later than December 31, 2003. The life of the Liquidating Trust may, however, be extended if the trustee of the Liquidating Trust then determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and the Liquidating Trust has requested additional no-action assurances from the Commission prior to any such extension.

The Trustee is required to issue an annual report to the holders of all Beneficial Interests showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and the receipts and disbursements of the trustee with respect to the Liquidating Trust for the period. The annual report will also describe the changes in the assets of the Liquidating Trust during the reporting period and the actions taken by the trustee during the period. The financial statements contained in such report will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by independent public accountants. The annual report of the Liquidating Trust showing the interests of the Beneficial Holders in the Liquidating Trust furnished to the holders of Beneficial Interests will be filed with the Commission under cover of a Form 10-K using the Partnership's Commission file number.

The Trustee will cause the Liquidating Trust to file with the Commission a current report under cover of a Form 8-K using the Partnership's Commission file number whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Trustee, any other material event relating to the Liquidating Trust's assets has occurred, and a copy of each such report shall be sent to the holders of Beneficial Interests. It is not presently contemplated that the Liquidating Trust would provide holders of Beneficial Interests with quarterly reports and, therefore, no quarterly reports would be filed under cover of Form 10-Q for the Liquidating Trust.

II. Analysis

The Commission or its staff has in the past consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: Burnham Pacific Properties, Inc., BPP Liquidating Trust (Pub. Avail. June 21, 2002); Cambridge Advantaged Properties II Limited Partnership (Pub. Avail. Feb. 6, 2002); JG Industries, Inc. (Pub. Avail. June 18, 2001); Secom General Corporation (Pub. Avail. March 21, 2001); Phoenix Medical Technology, Inc. (Pub. Avail. Nov. 17, 2000); Roberds, Inc. (Pub. Avail. October 4, 2000); MGI Properties, MGI Liquidating Trust (Pub. Avail. Sept. 29, 2000); M-L Lee Acquisition Fund, L.P. (Pub. Avail. Feb. 4, 2000); JMB Income Properties, Ltd. -XIII (Pub. Avail. May 13, 1999); JMB Income Properties, Ltd. -IX (Pub. Avail.

Apr. 24, 1997); JMB Mortgage Partners, Ltd. (Pub. Avail. Apr. 24, 1997); Rathbone, King & Seeley, Inc (Pub. Avail. July 30, 1993); Oppenheimer Landmark Properties (Pub. Avail. Mar. 9, 1993); VHA Enterprises, Inc. (Pub. Avail. January 7, 1993); Grubb & Ellis Realty Income Trust Liquidating Trust (Pub. Avail. May 26, 1992); JMB Realty Trust (Pub. Avail. November 19, 1990); Federated Natural Resources Corp. (Pub. Avail. July 13, 1989); SMI Liquidating Corp (Pub. Avail. Dec. 27, 1984); Invest-Tex, Inc. (Pub. Avail. January 12, 1987); Raymond Industries, Inc. (Pub. Avail. September 12, 1984); and United Western Corp. (Pub. Avail. Dec. 26, 1984).

The Liquidating Trust will operate exclusively to liquidate its few remaining assets, pay its expenses and obligations and distribute cash to the holders of Beneficial Interests. It will not operate in any capacity to acquire additional investments except as expressly described herein. Neither the Beneficial Interests nor the limited or general partnership interests of the Partnership are listed on any exchange and none are actively traded. The Partnership filed a Form 15 under the Exchange Act with respect to its limited partnership interests on December 31, 2002.

It is counsel's belief that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Sec. 12 of the Exchange Act. The Liquidating Trust operates solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate on December 31, 2003 or upon the completion of its distribution of cash, whichever is sooner. Without limiting the foregoing, the Liquidating Trust has no objective to continue or engage in the conduct of any trade or business. Certificates representing the Beneficial Interests have not been issued and the Beneficial Interests are not transferable except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Beneficial Interests may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Beneficial Interests held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the Trustee. Due to the restriction on transfer, there is no market for the Beneficial Interests and, consequently, no need for the general public to have information about the Liquidating Trust. Holders of Beneficial Interests however, will continue to receive periodic reports under cover of Forms 10-K and 8-K. The Commission or its staff has consistently accepted this position regarding the registration requirements of Liquidating Trusts. See, e.g., Burnham Pacific Properties, Inc., PBB Liquidating Trust, *supra*; Marriott Residence Inn II Limited Partnership (Pub. Avail. May 8, 2002); Marriott Residence Inn Limited Partnership (Pub. Avail. Feb. 20, 2002); MGI Properties, MGI Liquidating Trust, *supra*; JMB Income Properties, Ltd. -XIII, *supra*; VHA Enterprises, Inc., *supra*; Grubb & Ellis Realty

Income Trust Liquidating Trust, *supra*; Federated Natural Resources Corp., *supra*; and Invest-Tex, Inc., *supra*.

Compliance with the reporting obligations of the Exchange Act will place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of Beneficial Interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would also decrease the proceeds available for distribution. Further, pursuant to the Liquidating Trust Agreement, the Trustee will be obligated to furnish holders of Beneficial Interests with annual reports that contain, among other things, unaudited financial information for the Liquidating Trust that the Liquidating Trust will file under cover of a Form 10-K. Such annual reports will contain summary information for a company in a non-operating, liquidation mode and an unaudited summary balance sheet prepared in accordance with generally accepted accounting principles. In addition, the Liquidating Trust plans to file and distribute to holders of Beneficial Interests current reports under cover of a Form 8-K to disclose any material events required by such form. However, neither the annual or current reports to be filed with the Commission shall be deemed filed pursuant to Section 13(a) of the Exchange Act.

Because there will be no market, public or private, for the Beneficial Interests and the Liquidating Trust will keep the holders of its Beneficial Interests informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, the Liquidating Trust seeks the Commission's approval that the Liquidating Trust need not file quarterly reports on Form 10-Q and need not include audited financial statements in its annual reports on Form 10-K. The information required to be filed under cover of a Form 10-Q would be superfluous to information that the Liquidating Trust will have already provided the holders of Beneficial Interests. When considered as a whole, not requiring the Liquidating Trust to file quarterly reports and annual reports that contain audited financial information would not be inconsistent with the protection of investors as Beneficial Interests will not be traded and holders thereof will be kept informed of material fiscal developments through annual and current reports. As such, the Partnership believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. Request for No-Action Relief

Based on the foregoing, we respectfully request the Division of Corporation Finance to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above. The granting of the relief requested in this letter is consistent with the Commission's views as set forth in Release 34-9660, as well as with numerous no-action letters over the years where, as here, the adherence to reporting requirements under the Exchange Act would pose an undue burden and would not further the public policy of protecting investors and the general public.

In accordance with Securities Act Release 6269 (December 5, 1980), seven additional copies of this letter have been provided. We would appreciate the Staff's response and are available to discuss this matter further should the staff wish any additional information. In this regard, please feel free to contact the undersigned at (617) 345-1103.

Please acknowledge your receipt of this no-action letter request by stamping the extra copy of this letter and returning it to the undersigned in the pre-addressed, stamped envelope provided.

Very truly yours,



Alexander J. Jordan, Jr.

AJJ:CPK/bjf
Enclosures



NIXON PEABODY LLP
ATTORNEYS AT LAW
101 Federal Street
Boston, Massachusetts 02110-1832
(617) 345-1000
FAX: (617) 345-1300

Alexander J. Jordan, Jr.
Direct Dial: (617) 345-1103
e-mail: ajordan@nixonpeabody.com
e-fax: 866-947-0694

April 8, 2003

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0402
Washington, DC 20549

Attention: Anne M. Krauskopf, Esquire

Re: PLM Equipment Growth Fund III, Liquidating Trust (the "Liquidating Trust")
SEC File No. 1-10813

Ladies and Gentlemen:

This letter replaces our letter of January 17, 2003 and reflects the modifications that we discussed in our telephone conversation today.

On behalf of and as counsel to (i) PLM Financial Services, Inc., a Delaware corporation, the trustee of the Liquidating Trust (the “Trustee”), and (ii) the Liquidating Trust, a liquidating trust established to complete the liquidation of the remaining assets of PLM Equipment Growth Fund III, a California limited partnership (the “Partnership”), we hereby request that the Division of Corporation Finance confirm that, in the circumstances described herein, it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust does not register and report with respect to the beneficial interests in the Liquidating Trust (the "Beneficial Interests") under Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event the Division of Corporation Finance concludes that it is inappropriate to handle the above request through the no-action letter process, please consider this request as an application for an exemptive order pursuant to Section 12(h) of the Exchange Act.

I. Background

A. History of the Partnership

The Partnership operated pursuant to its Second Amended and Restated Agreement of Limited Partnership dated March 10, 1988 by and among the Trustee, in its capacity as the General Partner of the Partnership (the "General Partner") and the limited partnership interest holders (referred to therein and herein as the "Limited Partners"). The Partnership was organized for the objectives and purposes of engaging in the business of owning and leasing a diversified equipment portfolio consisting primarily of used transportation and transportation-related equipment.

On December 31, 2000 the Partnership reached the end of the term of its existence as set forth in the Partnership Agreement. At that time, a Certificate of Dissolution was filed with the Secretary of State of the State of California, and the Partnership began the orderly liquidation of its remaining assets in accordance with the terms of the Partnership Agreement.

As of December 31, 2002, approximately 5% of the original total assets of the Partnership remained in the Partnership, and the General Partner determined that it was in the best interests of both the Partnership and the Limited Partners to complete the dissolution and liquidation of the Partnership by assigning and transferring to the Liquidating Trust all of the Partnership's assets, including certain cash and other reserves set aside for the costs and expenses of the Partnership in liquidation as well as any other existing or contingent liabilities of the Partnership (the "Cash Reserves") and all liabilities and other obligations of the Partnership. In furtherance thereof, the General Partners adopted a Plan of Dissolution and Liquidation on that date (the "Plan"), a copy of which was filed as an exhibit to the Partnership's current report on Form 8-K, which was filed on December 31, 2002.

B. Completion of Dissolution and Liquidation

As of December 31, 2002 (the "Effective Date"), the Cash Reserves and all assets of the Partnership that could not be sold prior to the Effective Date were placed, in accordance with the Plan, in the Liquidating Trust pursuant to the terms of a liquidating trust agreement (the "Liquidating Trust Agreement"). Effective upon such transfer, the Limited Partners and the [illegible] ...ed to be *pro rata* holders of Beneficial Interests in the Liquidating

Trust and all interests in the Partnership have been deemed cancelled. The Partnership filed a Certificate of Cancellation with the California Secretary of State on December 31, 2002. Subject to the extension discussed in C. below, all of the net cash proceeds from the sale of assets of the Liquidating Trust and cash, less reserves for contingent liabilities, shall be distributed to the beneficiaries of the Liquidating Trust no later than December 31, 2003. The Trustee acknowledges that if, for any reason, the term of the Liquidating Trust extends beyond such date, the Liquidating Trust shall obtain additional no-action assurances from the Commission prior to any such extension.

C. Terms of the Liquidating Trust

Beneficial Interests will not be transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Beneficial Interests may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Beneficial Interests held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the trustees of the Liquidating Trust. The Beneficial Interests will not be certificated.

The Liquidating Trust's activities will be specifically limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Beneficial Interests, enforcing the rights of the holders of Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Partnership and the Liquidating Trust, making liquidating distributions to the holders of Beneficial Interests and taking other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof. To the extent the trustee of the Liquidating Trust invests income and proceeds prior to distribution or invests cash retained to meet the Liquidating Trust's expenses and liabilities, such investments will be made in only demand and time deposits at commercial banks, short-term certificates of deposit, treasury bills, securities issued by state or local governments (or agencies or instrumentalities thereof) or commercial paper rated A1P1 or higher.

The Liquidating Trust will terminate upon payment to the holders of Beneficial Interests of all of the assets in the Liquidating Trust and in any event no later than December 31, 2003. The life of the Liquidating Trust may, however, be extended if the trustee of the Liquidating Trust then determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and the Liquidating Trust has obtained additional no-action assurances from the Commission prior to any such extension.

The Trustee is required to issue an annual report to the holders of all Beneficial Interests showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and the receipts and disbursements of the trustee with respect to the Liquidating Trust for the period. The annual report will also describe the changes in the assets of the Liquidating Trust during the reporting period and the actions taken by the trustee during the period. The financial statements contained in such report will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by independent public accountants. The annual report of the Liquidating Trust showing the interests of the Beneficial Holders in the Liquidating Trust furnished to the holders of Beneficial Interests will be filed with the Commission under cover of a Form 10-K using the Partnership's Commission file number.

The Trustee will cause the Liquidating Trust to file with the Commission a current report under cover of a Form 8-K using the Partnership's Commission file number whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Trustee, any other material event relating to the Liquidating Trust's assets has occurred, and a copy of each such report shall be sent to the holders of Beneficial Interests. It is not presently contemplated that the Liquidating Trust would provide holders of Beneficial Interests with quarterly reports and, therefore, no quarterly reports would be filed under cover of Form 10-Q for the Liquidating Trust.

II. Analysis

The Commission or its staff has in the past consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: Burnham Pacific Properties, Inc., BPP Liquidating Trust (Pub. Avail. June 21, 2002); Cambridge Advantaged Properties II Limited Partnership (Pub. Avail. Feb. 6, 2002); JG Industries, Inc. (Pub. Avail. June 18, 2001); Secom General Corporation (Pub. Avail. March 21, 2001); Phoenix Medical Technology, Inc. (Pub. Avail. Nov. 17, 2000);

Roberds, Inc. (Pub. Avail. October 4, 2000); MGI Properties, MGI Liquidating Trust (Pub. Avail. Sept. 29, 2000); M-L Lee Acquisition Fund, L.P. (Pub. Avail. Feb. 4, 2000); JMB Income Properties, Ltd. -XIII (Pub. Avail. May 13, 1999); JMB Income Properties, Ltd. -IX (Pub. Avail. Apr. 24, 1997); JMB Mortgage Partners, Ltd. (Pub. Avail. Apr. 24, 1997); Rathbone, King & Seeley, Inc (Pub. Avail. July 30, 1993); Oppenheimer Landmark Properties (Pub. Avail. Mar. 9, 1993); VHA Enterprises, Inc. (Pub. Avail. January 7, 1993); Grubb & Ellis Realty Income Trust Liquidating Trust (Pub. Avail. May 26, 1992); JMB Realty Trust (Pub. Avail. November 19, 1990); Federated Natural Resources Corp. (Pub. Avail. July 13, 1989); SMI Liquidating Corp (Pub. Avail. Dec. 27, 1984); Invest-Tex, Inc. (Pub. Avail. January 12, 1987); Raymond Industries, Inc. (Pub. Avail. September 12, 1984); and United Western Corp. (Pub. Avail. Dec. 26, 1984).

The Liquidating Trust will operate exclusively to liquidate its few remaining assets, pay its expenses and obligations and distribute cash to the holders of Beneficial Interests. It will not operate in any capacity to acquire additional investments except as expressly described herein. Neither the Beneficial Interests nor the limited or general partnership interests of the Partnership are listed on any exchange and none are actively traded. The Partnership filed a Form 15 under the Exchange Act with respect to its limited partnership interests on December 31, 2002.

It is counsel's opinion that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Sec. 12 of the Exchange Act. The Liquidating Trust operates solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate on December 31, 2003 or upon the completion of its distribution of cash, whichever is sooner. Without limiting the foregoing, the Liquidating Trust has no objective to continue or engage in the conduct of any trade or business. Certificates representing the Beneficial Interests have not been issued and the Beneficial Interests are not transferable except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Beneficial Interests may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Beneficial Interests held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the Trustee. There is no trading market for the Beneficial Interests. Due to the restriction on transfer and the lack of a trading market for the Beneficial Interests, there is no need for the general public to have information about the Liquidating Trust. Holders of Beneficial Interests however, will continue to receive periodic reports under cover of Forms 10-K and 8-K. The Commission or its staff has consistently accepted this position regarding the registration requirements of Liquidating Trusts. Burnham Pacific Properties, Inc., PBB Liquidating Trust, *supra*; Marriott Residence

Inn II Limited Partnership (Pub. Avail. May 8, 2002); Marriott Residence Inn Limited Partnership (Pub. Avail. Feb. 20, 2002); MGI Properties, MGI Liquidating Trust, *supra*; JMB Income Properties, Ltd. -XIII, *supra*; VHA Enterprises, Inc., *supra*; Grubb & Ellis Realty Income Trust Liquidating Trust, *supra*; Federated Natural Resources Corp., *supra*; and Invest-Tex, Inc., *supra*.

Compliance with the reporting obligations of the Exchange Act will place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of Beneficial Interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would also decrease the proceeds available for distribution. Further, pursuant to the Liquidating Trust Agreement, the Trustee will be obligated to furnish holders of Beneficial Interests with annual reports that contain, among other things, unaudited financial information for the Liquidating Trust that the Liquidating Trust will file under cover of a Form 10-K. Such annual reports will contain summary information for a company in a non-operating, liquidation mode and an unaudited summary balance sheet prepared in accordance with generally accepted accounting principles. In addition, the Liquidating Trust plans to file and distribute to holders of Beneficial Interests current reports under cover of a Form 8-K to disclose any material events required by such form. However, neither the annual or current reports to be filed with the Commission shall be deemed filed pursuant to Section 13(a) of the Exchange Act.

Because there will be no market, public or private, for the Beneficial Interests and the Liquidating Trust will keep the holders of its Beneficial Interests informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, the Liquidating Trust seeks the Commission's approval that the Liquidating Trust need not file quarterly reports on Form 10-Q and need not include audited financial statements in its annual reports on Form 10-K. The information required to be filed under cover of a Form 10-Q would be superfluous to information that the Liquidating Trust will have already provided the holders of Beneficial Interests. When considered as a whole, not requiring the Liquidating Trust to file quarterly reports and annual reports that contain audited financial information would not be inconsistent with the protection of investors as Beneficial Interests will not be traded and holders thereof will be kept informed of material fiscal developments through annual and current reports. As such, the Partnership believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. Request for No-Action Relief

Based on the foregoing, we respectfully request the Division of Corporation Finance to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above. The granting of the relief requested in this letter is consistent with the Commission's views as set forth in Release 34-9660, as well as with numerous no-action letters over the years where, as here, the adherence to reporting requirements under the Exchange Act would pose an undue burden and would not further the public policy of protecting investors and the general public.

In accordance with Securities Act Release 6269 (December 5, 1980), seven additional copies of this letter have been provided. We would appreciate the Staff's response and are available to discuss this matter further should the staff wish any additional information. In this regard, please feel free to contact the undersigned at (617) 345-1103.

Please acknowledge your receipt of this no-action letter request by stamping the extra copy of this letter and returning it to the undersigned in the pre-addressed, stamped envelope provided.

Very truly yours,



Alexander J. Jordan, Jr.

AJJ:CPK/bjf
Enclosures



NIXON PEABODY LLP
ATTORNEYS AT LAW

101 Federal Street
Boston, Massachusetts 02110-1832
(617) 345-1000
FAX: (617) 345-1300

Alexander J. Jordan, Jr.
Direct Dial: (617) 345-1103
e-mail: ajordan@nixonpeabody.com
e-fax: 866-947-0694

June 5, 2003

VIA OVERNIGHT COURIER

Anne M. Krauskopf, Esquire
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0402
Washington, DC 20549

Re: PLM Equipment Growth Fund III, Liquidating Trust (the "Liquidating Trust")
SEC File No. 1-10813

Dear Ms. Krauskopf:

Thank you for your call this morning regarding our request for a no-action letter on behalf of the above-captioned Trust. I am enclosing a copy for your reference of the modified letter that you requested, along with a marked copy showing the change I have made in response to your comments. I understand that, with this change, the staff will issue the requested letter.

Please let me know if you have any further questions or comments.

Very truly yours,



Alexander J. Jordan, Jr.

AJJ:bjf
Enclosures



NIXON PEABODY LLP
ATTORNEYS AT LAW

101 Federal Street
Boston, Massachusetts 02110-1832
(617) 345-1000
FAX: (617) 345-1300

Alexander J. Jordan, Jr.
Direct Dial: (617) 345-1103
e-mail: ajordan@nixonpeabody.com
e-fax: 866-947-0694

June 5, 2003

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0402
Washington, DC 20549

Attention: Anne M. Krauskopf, Esquire

Re: PLM Equipment Growth Fund III, Liquidating Trust (the "Liquidating Trust")
SEC File No. 1-10813

Ladies and Gentlemen:

This letter replaces our letter of January 17, 2003 and reflects the modifications that we discussed in our telephone conversation today.

On behalf of and as counsel to (i) PLM Financial Services, Inc., a Delaware corporation, the trustee of the Liquidating Trust (the "Trustee"), and (ii) the Liquidating Trust, a liquidating trust established to complete the liquidation of the remaining assets of PLM Equipment Growth Fund III, a California limited partnership (the "Partnership"), we hereby request that the Division of Corporation Finance confirm that, in the circumstances described herein, it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust does not register and report with respect to the beneficial interests in the Liquidating Trust (the "Beneficial Interests") under Sections 12(g) and 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event the Division of Corporation Finance concludes that it is inappropriate to handle the above request through the no-action letter process, please consider this request as an application for an exemptive order pursuant to Section 12(h) of the Exchange Act.

I. Background

A. History of the Partnership

The Partnership operated pursuant to its Second Amended and Restated Agreement of Limited Partnership dated March 10, 1988 by and among the Trustee, in its capacity as the General Partner of the Partnership (the "General Partner") and the limited partnership interest holders (referred to therein and herein as the "Limited Partners"). The Partnership was organized for the objectives and purposes of engaging in the business of owning and leasing a diversified equipment portfolio consisting primarily of used transportation and transportation-related equipment.

On December 31, 2000 the Partnership reached the end of the term of its existence as set forth in the Partnership Agreement. At that time, a Certificate of Dissolution was filed with the Secretary of State of the State of California, and the Partnership began the orderly liquidation of its remaining assets in accordance with the terms of the Partnership Agreement.

As of December 31, 2002, approximately 5% of the original total assets of the Partnership remained in the Partnership, and the General Partner determined that it was in the best interests of both the Partnership and the Limited Partners to complete the dissolution and liquidation of the Partnership by assigning and transferring to the Liquidating Trust all of the Partnership's assets, including certain cash and other reserves set aside for the costs and expenses of the Partnership in liquidation as well as any other existing or contingent liabilities of the Partnership (the "Cash Reserves") and all liabilities and other obligations of the Partnership. In furtherance thereof, the General Partners adopted a Plan of Dissolution and Liquidation on that date (the "Plan"), a copy of which was filed as an exhibit to the Partnership's current report on Form 8-K, which was filed on December 31, 2002.

B. Completion of Dissolution and Liquidation

As of December 31, 2002 (the "Effective Date"), the Cash Reserves and all assets of the Partnership that could not be sold prior to the Effective Date were placed, in accordance with the Plan, in the Liquidating Trust pursuant to the terms of a liquidating trust agreement (the "Liquidating Trust Agreement"). Effective upon such transfer, the Limited Partners and the General Partner were deemed to be *pro rata* holders of Beneficial Interests in the Liquidating

Trust and all interests in the Partnership have been deemed cancelled. The Partnership filed a Certificate of Cancellation with the California Secretary of State on December 31, 2002. Subject to the extension discussed in C. below, all of the net cash proceeds from the sale of assets of the Liquidating Trust and cash, less reserves for contingent liabilities, shall be distributed to the beneficiaries of the Liquidating Trust no later than December 31, 2003. The Trustee acknowledges that if, for any reason, the term of the Liquidating Trust extends beyond such date, the Liquidating Trust shall obtain additional no-action assurances from the Commission prior to any such extension.

C. Terms of the Liquidating Trust

Beneficial Interests will not be transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Beneficial Interests may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Beneficial Interests held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the trustees of the Liquidating Trust. The Beneficial Interests will not be certificated.

The Liquidating Trust's activities will be specifically limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Beneficial Interests, enforcing the rights of the holders of Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Partnership and the Liquidating Trust, making liquidating distributions to the holders of Beneficial Interests and taking other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof. To the extent the trustee of the Liquidating Trust invests income and proceeds prior to distribution or invests cash retained to meet the Liquidating Trust's expenses and liabilities, such investments will be made in only demand and time deposits at commercial banks, short-term certificates of deposit, treasury bills, securities issued by state or local governments (or agencies or instrumentalities thereof) or commercial paper rated A1P1 or higher.

The Liquidating Trust will terminate upon payment to the holders of Beneficial Interests of all of the assets in the Liquidating Trust and in any event no later than December 31, 2003. The life of the Liquidating Trust may, however, be extended if the trustee of the Liquidating Trust then determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and the Liquidating Trust has obtained additional no-action assurances from the Commission prior to any such extension.

The Trustee is required to issue an annual report to the holders of all Beneficial Interests showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and the receipts and disbursements of the trustee with respect to the Liquidating Trust for the period. The annual report will also describe the changes in the assets of the Liquidating Trust during the reporting period and the actions taken by the trustee during the period. The financial statements contained in such report will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by independent public accountants. The annual report of the Liquidating Trust showing the interests of the Beneficial Holders in the Liquidating Trust furnished to the holders of Beneficial Interests will be filed with the Commission under cover of a Form 10-K using the Partnership's Commission file number.

The Trustee will cause the Liquidating Trust to file with the Commission a current report under cover of a Form 8-K using the Partnership's Commission file number whenever an event occurs for which Form 8-K requires such report to be filed for the Liquidating Trust or whenever, in the opinion of the Trustee, any other material event relating to the Liquidating Trust's assets has occurred, and a copy of each such report shall be sent to the holders of Beneficial Interests. It is not presently contemplated that the Liquidating Trust would provide holders of Beneficial Interests with quarterly reports and, therefore, no quarterly reports would be filed under cover of Form 10-Q for the Liquidating Trust.

II. Analysis

The Commission or its staff has in the past consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. In addition, the absence of a trading market for the registrant's securities is one of the staff's standards for granting such relief. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: Burnham Pacific Properties, Inc., BPP Liquidating Trust (Pub. Avail. June 21, 2002); Cambridge Advantaged Properties II Limited Partnership (Pub. Avail. Feb. 6, 2002); JG Industries, Inc. (Pub. Avail.

June 18, 2001); Secom General Corporation (Pub. Avail. March 21, 2001); Phoenix Medical Technology, Inc. (Pub. Avail. Nov. 17, 2000); Roberds, Inc. (Pub. Avail. October 4, 2000); MGI Properties, MGI Liquidating Trust (Pub. Avail. Sept. 29, 2000); M-L Lee Acquisition Fund, L.P. (Pub. Avail. Feb. 4, 2000); JMB Income Properties, Ltd. -XIII (Pub. Avail. May 13, 1999); JMB Income Properties, Ltd. -IX (Pub. Avail. Apr. 24, 1997); JMB Mortgage Partners, Ltd. (Pub. Avail. Apr. 24, 1997); Rathbone, King & Seeley, Inc (Pub. Avail. July 30, 1993); Oppenheimer Landmark Properties (Pub. Avail. Mar. 9, 1993); VHA Enterprises, Inc. (Pub. Avail. January 7, 1993); Grubb & Ellis Realty Income Trust Liquidating Trust (Pub. Avail. May 26, 1992); JMB Realty Trust (Pub. Avail. November 19, 1990); Federated Natural Resources Corp. (Pub. Avail. July 13, 1989); SMI Liquidating Corp (Pub. Avail. Dec. 27, 1984); Invest-Tex, Inc. (Pub. Avail. January 12, 1987); Raymond Industries, Inc. (Pub. Avail. September 12, 1984); and United Western Corp. (Pub. Avail. Dec. 26, 1984).

The Liquidating Trust will operate exclusively to liquidate its few remaining assets, pay its expenses and obligations and distribute cash to the holders of Beneficial Interests. It will not operate in any capacity to acquire additional investments except as expressly described herein. Neither the Beneficial Interests nor the limited or general partnership interests of the Partnership are listed on any exchange and none are actively traded. The Partnership filed a Form 15 under the Exchange Act with respect to its limited partnership interests on December 31, 2002.

It is counsel's opinion that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Sec. 12 of the Exchange Act. The Liquidating Trust operates solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate on December 31, 2003 or upon the completion of its distribution of cash, whichever is sooner. Without limiting the foregoing, the Liquidating Trust has no objective to continue or engage in the conduct of any trade or business. Certificates representing the Beneficial Interests have not been issued and the Beneficial Interests are not transferable except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Beneficial Interests may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Beneficial Interests held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the Trustee. There is no trading market for the Beneficial Interests. Due to the restriction on transfer and the lack of a trading market for the Beneficial Interests, there is no need for the general public to have information about the Liquidating Trust. Holders of Beneficial Interests however, will continue to receive periodic reports under cover of Forms 10-K and 8-K. The Commission or its staff has consistently accepted this position regarding the registration requirements of Liquidating Trusts.

See, e.g., Burnham Pacific Properties, Inc., PBB Liquidating Trust, *supra*; Marriott Residence Inn II Limited Partnership (Pub. Avail. May 8, 2002); Marriott Residence Inn Limited Partnership (Pub. Avail. Feb. 20, 2002); MGI Properties, MGI Liquidating Trust, *supra*; JMB Income Properties, Ltd. -XIII, *supra*; VHA Enterprises, Inc., *supra*; Grubb & Ellis Realty Income Trust Liquidating Trust, *supra*; Federated Natural Resources Corp., *supra*; and Invest-Tex, Inc., *supra*.

Compliance with the reporting obligations of the Exchange Act will place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions to holders of Beneficial Interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would also decrease the proceeds available for distribution. Further, pursuant to the Liquidating Trust Agreement, the Trustee will be obligated to furnish holders of Beneficial Interests with annual reports that contain, among other things, unaudited financial information for the Liquidating Trust that the Liquidating Trust will file under cover of a Form 10-K. Such annual reports will contain summary information for a company in a non-operating, liquidation mode and an unaudited summary balance sheet prepared in accordance with generally accepted accounting principles. In addition, the Liquidating Trust plans to file and distribute to holders of Beneficial Interests current reports under cover of a Form 8-K to disclose any material events required by such form. However, neither the annual or current reports to be filed with the Commission shall be deemed filed pursuant to Section 13(a) of the Exchange Act.

Because there will be no market, public or private, for the Beneficial Interests and the Liquidating Trust will keep the holders of its Beneficial Interests informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, the Liquidating Trust seeks the Commission's approval that the Liquidating Trust need not file quarterly reports on Form 10-Q and need not include audited financial statements in its annual reports on Form 10-K. The information required to be filed under cover of a Form 10-Q would be superfluous to information that the Liquidating Trust will have already provided the holders of Beneficial Interests. When considered as a whole, not requiring the Liquidating Trust to file quarterly reports and annual reports that contain audited financial information would not be inconsistent with the protection of investors as Beneficial Interests will not be traded and holders thereof will be kept informed of material fiscal developments through annual and current reports. As such, the Partnership believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. Request for No-Action Relief

Based on the foregoing, we respectfully request the Division of Corporation Finance to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above. The granting of the relief requested in this letter is consistent with the Commission's views as set forth in Release 34-9660, as well as with numerous no-action letters over the years where, as here, the adherence to reporting requirements under the Exchange Act would pose an undue burden and would not further the public policy of protecting investors and the general public.

In accordance with Securities Act Release 6269 (December 5, 1980), seven additional copies of this letter have been provided. We would appreciate the Staff's response and are available to discuss this matter further should the staff wish any additional information. In this regard, please feel free to contact the undersigned at (617) 345-1103.

Please acknowledge your receipt of this no-action letter request by stamping the extra copy of this letter and returning it to the undersigned in the pre-addressed, stamped envelope provided.

Very truly yours,



Alexander J. Jordan, Jr.

AJJ:CPK/bjf
Enclosures